EXHIBIT 99.2

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE	# 2012-19

Mercator Minerals Announces Updated El Pilar Feasibility Study Results
Estimated Net Present Value increases by 24% to $417 million from 2011 Study
(all amounts in U.S. dollars and metric tonnes unless otherwise indicated)

Vancouver, British Columbia – September 4, 2012– Mercator Minerals Ltd. (TSX:ML) (“Mercator” or “Company”) is pleased to announce the results of an updated feasibility study (“2012 FS”) to the feasibility study completed November 2011 (“2011 FS”), which further enhances the potential development of  a robust, large-scale, low-cost copper mine at the El Pilar project (“Project”), located in a mining friendly jurisdiction of the northern Mexican state of Sonora.

The 2012 FS includes a new base case (“Base Case”) that utilizes enhanced copper recoveries based on heap leaching in three meter lift heights, instead of the six meter lift heights used in the 2011 FS. Using the same copper price assumptions as the November 2011 FS, the 2012 FS updates the Project’s mineral reserve, metal recoveries and mine plan to determine the Project’s revised economics.  Capital and operating cost assumptions are also based on the 2011 FS study with no escalation added, although initial capital has been updated based on the increased leach pad area required in the first year of operations.

Base Case(1)Highlights
	2012 FS	2011 FS	Change (%)
Net present value (“NPV”), after tax, discounted at 8% ($ millions)	$417.4	$335.3	24%
Internal rate of return (“IRR”), after tax	37.0%	35.7%	4%
Payback period, after tax (years)	1.8	1.7	4%
Life-of-mine (“LOM”), average annual production (m lbs)(2)	79.3	73	9%
Average LOM total cash operating costs ($/lb)(3)	$1.34	$1.37	-2%
Mine life (years)	13	12	8%
Total copper production (m lbs)	998.3	881.7	13%
(1)
Base Case at $3.83/lb copper price per pound Years 0 and 1,  $3.44/lb Year 2, $3.14/lb Year 3 and $2.60/lb for the remaining life of mine, averaging $2.82/lb copper over the life of mine. All calculations are Base Case except where otherwise specified.

(2)	First five years, average annual production is 85.4 million pounds.
(3)	First five years, average annual cash operating costs* is $1.22/lb.

“We are very pleased announce the results of the updated study on our El Pilar copper project. The further de-risking and enhancing of an already robust and low capital intensity project bodes well for Mercator and its future“, commented Bruce McLeod, Mercator’s President and CEO. “Currently, the Project is ‘construction-ready’, with all necessary permits to commence construction in place, and detailed engineering is approximately 30% complete. While this is a very viable project, we have deferred further capital funding on El Pilar while we seek a value accretive financing package. We believe that, with the short 15-month construction timetable, we can quickly reactivate the process to advance the Project when market conditions improve.”

2012 Feasibility Study
The 2012 FS builds on work from the 2011 FS completed by M3 Engineering and Technology Corp. The Project is designed to be an open pit operation using conventional drilling, blasting and loading utilizing diesel hydraulic shovels, followed by truck haulage.  Run-of-mine (“ROM”) leach ore will be mined and stacked on a leach pad. Copper cathode will be produced from the oxide copper ore by acid leaching, solvent extraction and electrowinning (“SX/EW”) processing to produce an average of 79.3 million pounds of copper in cathodes per year for the life of the mine.  A majority of the power required by the Project will be produced as a by-product of the sulfur burning acid plant, with backup and additional power requirements supplied by connecting to the national grid.

The Project is located approximately 32 kilometres (“km”) southeast of Nogales in the state of Sonora, Mexico, with access via paved road from Nogales.  Regional infrastructure is excellent, with a rail line (between the Mexican cities of Nogales to Cananea) located immediately adjacent to the Project.  Water is available from wells drilled on the Project site.  Backup and extra power requirements will be met by building a 29.5 km power line connected to the national grid.

Economic Summary
The estimated overall economic performance of the Project is based on the Base Case, which summarizes the outcome of using variable copper pricing (the same assumptions as used in the 2011 FS) as follows: $3.83/lb Years 0 and 1, $3.44/lb Year 2, $3.14/lb Year 3 and $2.60/lb for the remaining life of mine (averaging $2.82/lb copper over the life of mine). As a result, the Project is expected to generate an after-tax NPV (8% discount rate) of $417.4 million, an IRR of 37.0% and simple payback to recapture the initial capital investment of 1.8 years.   Annual cash flow projections were estimated over the life of the mine based on the estimates of capital expenditures and production costs summarized below.  Revenues are based on the production and sale of copper cathode.

Mineral Reserves
Proven and Probable (“P&P”) Mineral Reserves(4) total 258.5 million tonnes grading 0.304% total copper (“Cu”) and contain 1.7 billion pounds of copper in the 2012 FS, as compared to 230.2 million tonnes grading 0.313% total copper and containing 1.6 billion pounds of copper in the 2011 FS.  P&P Mineral Reserves for the 2012 FS were calculated at a long-term copper price of $2.15 per pound, as compared to the 2011 FS reserve copper price of $2.75 per pound.

Mineral Reserve
Mineral Reserve Class	Tonnes (000s)	Total Cu (%)	Soluble Cu (%)	Contained Soluble Cu (Million pounds)
Proven Mineral Reserve	108,546	0.332	0.143	771.2
Probable Mineral Reserve	149,999	0.291	0.121	961.8
Proven/Probable Mineral Reserve	258,545	0.304	0.130	1,733.0
Total Pit Material = 712,311,000 tonnes Waste:Ore = 1.76
(4)	Mineral Reserves have been calculated with CIM Guidelines.

The Mineral Reserve estimate for the El Pilar Project was calculated under the supervision of Michael Broch, BSc. Geology, MSc. Economic Geology, FAusIMM, the Company’s Vice President, Exploration and Evaluations, a Qualified Person as defined by NI 43-101, the author of the 2012 FS and who supervised the preparation of and verified and approved the technical disclosure in this news release.

Mineral Resources
Measured and Indicated (“M&I”) Mineral Resources inclusive of mineral reserve (see table below) total 359.3 million tonnes grading 0.281% total copper, or 2.2 billion pounds of contained copper.  Inferred Mineral Resources total an additional 68.0 million tonnes grading 0.239% total copper and contain an additional 358.3 million pounds of copper.  Mineral Resources are calculated on the basis of a 0.15% total copper cut-off grade.

Mineral Resource (Inclusive of Mineral Reserves)
Mineral Resource Class	0.15% Cu Cut-off
	Tonnes (000s)	Total Cu (%)	Soluble Cu (%)	Contained soluble Cu (Million pounds)
Measured Mineral Resource	128,094	0.307	0.128	867.0
Indicated Mineral Resource	231,154	0.266	0.095	1,355.5
Measured+Indicated Resource	359,248	0.281	0.107	2,222.5
Additional Inferred Mineral Resource	67,996	0.239	0.082	358.3

M& I Mineral Resources and Inferred Mineral Resources(5) exclusive of reserve are tabulated below:

Mineral Resource (Exclusive of Mineral Reserves)
Mineral Resource Class	0.15% Cu Cut-off
	Tonnes (000s)	Total Cu (%)	Soluble Cu (%)	Contained soluble Cu (Million pounds)
Measured Mineral Resource	28,823	0.221	0.042	140.4
Indicated Mineral Resource	101,677	0.221	0.048	496.4
Measured+Indicated Resource	130,500	0.222	0.047	636.7
Additional Inferred Mineral Resource	67,996	0.239	0.082	358.3

M&I Mineral Resources at different cut-off grades are indicated below with the base case at a 0.15% cut-off grade noted in bold:

Measured and Indicated Mineral Resources at different cut-off grades
Total Cu Cut-off (%)	Measured Mineral Resource			Indicated Mineral Resource			Measured+Indicated Mineral Resource
	Tonnes (000s)	Total Cu (%)	Soluble Cu (%)	Tonnes (000s)	Total Cu (%)	Soluble Cu (%)	Tonnes (000s)	Total Cu (%)	Soluble Cu (%)
0.30	64,377	0.385	0.193	67,814	0.366	0.172	132,191	0.375	0.182
0.25	86,144	0.357	0.168	119,222	0.326	0.132	205,366	0.339	0.151
0.20	109,304	0.329	0.145	178,495	0.292	0.113	287,799	0.306	0.125
0.15	128,094	0.307	0.128	231,154	0.266	0.095	359,248	0.281	0.107
0.10	137,301	0.295	0.121	255,218	0.253	0.087	392,519	0.268	0.099

Inferred Mineral Resources at different cut-off grades are indicated below a base case at a 0.15% cut-off grade noted in bold:

Inferred Mineral Resources at different cut-off grades
Total Cu Cut-off (%)	Inferred Mineral Resource
	Tonnes (000s)	Total Cu (%)	Soluble Cu (%)
0.30	9,969	0.422	0.216
0.25	20,898	0.344	0.153
0.20	39,612	0.286	0.111
0.15	67,966	0.239	0.082
0.10	90,333	0.212	0.068
(5) The Mineral Reserves and Mineral Resources have been prepared in accordance with Canadian Securities Administrators National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining (“CIM”) definitions for Mineral Resources. Mineral Resources for El Pilar are estimated at a cut-off grade of 0.15% total Cu.

The Mineral Resource estimate for the El Pilar Project was calculated under the supervision of Michael Broch, BSc. Geology, MSc. Economic Geology, FAusIMM, the Company’s Vice President, Exploration and Evaluations, a Qualified Person as defined by NI 43-101, the author of the 2012 FS and who supervised the preparation of and verified and approved the technical disclosure in this news release.

Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Life of Mine Production Schedule
Approximately 8.6 million tonnes of material will be pre-stripped in the year prior to the start-up of operations, costs for which will be capitalized. The LOM plan contemplates mining of 712.3 million tonnes of material, of which 453.8 million tonnes comprises waste gravel overburden and 258.5 million tonnes is leach ore that will be mined over a 13-year mine life. The overall strip ratio for the Project is 1.76 tonnes of waste for each tonne of ore.

ROM leach ore will be mined and stacked on the leach pad at an average LOM rate of 56,000 tonnes per day, but averaging 52,400 tonnes per day in the first five years.   Annual ore production is scheduled to maximize copper production through the plant and averages 20.4 million tonnes of ore per year over the mine life and varies between 17.8 million tonnes in the first year of production to a maximum of 22.0 million tonnes.

Contract mining is planned for the preproduction period and for the first two years of operations, followed by owner mining for the remainder of the life of mine.

Processing & Acid Plant
The Project is an oxide copper leach mining operation in which copper will be extracted by the application of sulfuric acid-bearing solution sprinkled on ore placed on a heap leach pad.   The copper bearing leach solution will be collected at the bottom of the heap and copper will be recovered by solvent extraction (“SX”) and then plated as 99.99% pure copper cathodes using electrolysis in the electrowinning (“EW”) plant.  The copper cathode will be marketed directly to a copper cathode buyer.

Estimated copper recoveries and ore acid consumptions were determined on the basis of metallurgical column testing on different grade and copper solubility materials from different portions of the deposit, as well as from large (250 tonne) bulk ore crib tests on ROM ore.  The 2012 FS LOM copper recovery is expected to average 57.6% of total copper (“TCu”), as compared with 55.5% in the 2011 FS, with 2012 FS recoveries varying from a high of 68% TCu at the start of the mine life to a low of 42% TCu in the last mining year.   Acid consumption is expected to average 22 kilograms of acid per tonne of ore (“kg/t”), varying between 16 kg/t early in the mine life to 28kg/t in the last year of mining.

Acid will be produced onsite by a 1,300 tonne per day (“tpd”) sulfur-burning acid plant.  The acid plant will burn molten sulfur delivered by rail car to the Project site. The cost of producing acid will depend on the price of delivered sulfur, but is estimated to average approximately $42 per tonne (the same as the 2011 FS) of acid produced over the mine life.  A significant economic benefit to the Project will be realized through the production of approximately 12 megawatts (“MW”) of low cost ($0.01 per kilowatt hour) power produced by harnessing the exothermic reaction of the sulfur burning-acid producing process to produce steam generated power.  This represents approximately 90% of the total power demand required by the Project in the first six years and then 100% in the last seven years.

Based on the planned mining schedule in the 2012 FS, copper production from the SX/EW plant is expected to average 79.3 million pounds of copper cathode per year as compared to 73.0 million pounds in the 2011 FS.  Copper production will average 85.4 million pounds in the first five years of the Project, due to higher soluble copper grades and higher copper recoveries projected early in the mine life.

Capital Costs
Initial Project capital costs are estimated to be $279.9 million, which includes a 15% contingency of $35.8 million and an estimated $12.6 million for capitalized contractor pre-stripping, but excludes estimated start-up working capital of $33.8 million. The 2011 FS estimated initial capital costs to be $245.0 million. The difference of $34.9 million between the 2011 FS and the 2012 FS is $26.4 million, plus a 15% contingency, for the Phase 2 heap leach expansion now expected to be installed in Year 0 for the larger pad area required for the three meter lifts, as compared to in Year 3 in the 2011 FS, and a $3.0 million increase in pre-stripping costs.  The Project’s total capital costs in the 2012 FS as compared to the 2011 FS has not changed. This capital cost estimate is based on non-escalated 2011 dollars.

The summary breakdown of the initial capitalized costs is as follows:

Estimated Initial Capital Costs	US$ millions
Heap leach pad	57.0
SX/EW plant	40.1
Acid plant	39.2
Power plant & substation	19.5
Tank farm	8.1
Water system & treatment	5.5
General site plan	6.7
Sulfur unloading and handling facilities	8.8
Storage	4.8
Other	15.1
Total Direct Cost	204.8
Indirect Field Cost	1.1
Total Constructed Cost	205.9
EPCM cost	21.6
Owner’s cost	5.4
Contingency	34.2
Pre-stripping costs	12.6
TOTAL	279.9

Based on contractor mining for the pre-production period and for Years 1 and 2 of operations, followed by owner mining, owner equipment capital costs in Year 3 are estimated to total $120.4 million.  Over the life of the mine, sustaining capital is estimated to be $30.2million.

Cash Operating Costs
Estimated total cash operating costs* for the Project are summarized below and represent LOM averages expressed in dollars per pound of copper processed.

Estimated Total Cash Operating Costs* Summary	$/lb
Mining (ore & waste)	0.81
Processing	0.39
G&A	0.08
Cathode transportation	0.03
Royalty	0.03
TOTAL	1.34

2012 FS LOM total cash operating costs* are estimated to be $1.34 per pound of payable copper ($1.37 per pound in the 2011 FS), and $1.22 per pound in the first five years.

Sensitivity Analysis
Project sensitivities to percentage changes in copper price, total capital costs and total cash operating costs are shown below.

Sensitivity Analysis for varying Project Parameters
Parameter variation	Value	After-Tax NPV8% ($millions)	IRR (%)
Copper Price ($/lb)
-20%	$2.25	153.8	18.8
-10%	$2.54	286.0	28.1
Base case	$2.82	417.4	37.0
+10%	$3.10	548.8	45.7
+20%	$3.38	680.1	54.2
Total Cash Operating Costs* ($/pound)
-20%	$1.08	532.1	43.7
-10%	$1.21	474.9	40.4
Base case	$1.34	417.4	37.0
+10%	$1.46	360.0	33.5
+20%	$1.59	302.6	29.9
Initial Capital Costs ($ millions)
-20%	$219.1	473.3	48.5
-10%	$246.4	445.3	42.2
Base case	$273.8	417.4	37.0
+10%	$301.2	389.5	32.7
+20%	$328.6	361.5	29.1

The 2012 FS highlights various opportunities to increase the value of El Pilar, with additional metallurgical tests showing that, using the three meter lift heights, greater copper extraction may occur over 360 days of leaching. This is due to continued copper extraction over time in the multi-lift heap configuration. This opportunity could result in:
●	Total copper recovered to 1,142 million pounds, an increase of 14% over the Base Case;
●	Average life of mine recoveries of 64.9%, an increase of 13% over the Base Case;
●	An increase in after-tax NPV8% to $567.0 million, an IRR of 43.7% and a payback of 1.7 years.

The 2012 FS also includes an option to continue contract mining for the life of the mine, which would further reduce future capital expenditures and provides the Company with additional flexibility.

Additional details on these, and other opportunities, will be included in the 2012 FS.

Technical Report
The 2012 FS is prepared as a NI 43-101F1 compliant Technical Report and will be filed under Mercator's profile on SEDAR at www.sedar.com within 45 days of this news release.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with the potential to have one of the fastest growing base metal profiles in its peer group, is a copper, molybdenum and silver producer with a diversified portfolio of high quality  assets in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to potential copper production from its El Pilar deposit in the State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the potential development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact:

D. Bruce McLeod, P.Eng.	David Jan, CA
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.
D. Bruce McLeod, P.Eng.
President and CEO

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of the Company’s business strategy, future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, financing plans, future production, mine development, mine operations, mine and power costs, estimating grade levels, future recovery levels, future production levels, capital costs, costs savings, cash and total costs of production of copper, projected mine life, completion dates for the development of the El Pilar Project, future copper prices (including the long-term estimated prices used in calculating the Company’s El Pilar mineral reserves), end-use demand for copper, and anticipated timing of production at the El Pilar Project and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper demand and prices; (2) the construction and operation of the El Pilar Project will continue to be viable operationally and economically and will proceed as expected; and (3) any financing needed will be available on reasonable terms. The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2011 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Mineral Resource and Mineral Reserve Estimation
The database used to estimate the mineral resources and mineral reserves for the El Pilar Project was prepared under the supervision of Michael Broch, BSc. Geology, MSc. Economic Geology, FAusIMM, the Company’s Vice President, Exploration and Evaluations.  In the opinion of Mr. Broch,  the sampling method and the current density of drill holes is appropriate for the nature of mineralization at the El Pilar Project and the database is acceptable for the mineral resource and mineral reserve calculations for which he is responsible, and the block model, mineral resource estimate and mineral resource classification reported herein are adequate for feasibility level evaluations of the El Pilar Project, and meet the “reasonable prospects for economic extraction” conditions of NI 43-101. The mineral resources and the mineral reserves presented herein have been estimated in conformity with CIM guidelines and are reported in accordance with NI 43-101.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Note to US Investors
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIMDefinition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.“Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.   It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.Accordingly, information contained in this News Release contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Qualified Persons
The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in NI 43-101, has been carried out under the supervision of Michael Broch, BSc. Geology, MSc Economic Geology, FAusIMM, the Company’s Vice President, Exploration and Evaluations, a Qualified Person as defined in NI 43-101.  Mr. Broch is the author of the 2012 FS and has read and approved the relevant technical disclosure in this news release.

For readers to fully understand the information in this news release, they should read the updated 2012 FS, which will be available under the Company’s issuer profile on SEDAR (www.sedar.com) and on the Company’s website (www.mercatorminerals.com) in its entirety, including all qualifications, assumptions and exclusions that relate to the information set out in this news release which is qualifies the technical information.  The 2012 FS is intended to be read as a whole, and sections should not be read or relied upon out of context.  The technical information in the 2012 FS is subject to the assumptions and qualifications contained therein.

*Cash Operating Costs
“Cash Operating Costs”is a non-IFRS Performance Measure.  This performance measure is included because this statistic is a key performance measure that management uses to monitor performance. Management uses this statistic to assess how the Company is performing to plan and to assess the overall effectiveness and efficiency of mining operations.  This performance measure does not have a meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.  This performance measure should not be considered in isolation as a substitute for measures of performance in accordance with IFRS in accordance with IFRS.